REED's INC.
13000 South Spring Street
Los Angeles, California 90061

March 26, 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
 Washington, D.C. 20549
 Attention: Ted Yu

Re:
Application for Withdrawal of Reed's, Inc. Registration Statement File No. 333-72198 (the "Registration Statement")

Dear Mr. Yu:

        In accordance with Rule 155 and Rule 477, as amended, promulgated under the Securities Act of 1933, as amended, Reed's, Inc. (the "Company") hereby applies to withdraw the registration of shares of its common stock pursuant to the Registration Statement. No securities were sold in connection with the offering. The Company may undertake a subsequent private offering in reliance on Rule 155(c). The Company is requesting to withdraw the Registration Statement because the Company believes it may be unable to complete the public offering successfully due to the current adverse market conditions. No securities were sold in the registered offering.

        If you have any questions or require further information with regard hereto, please contact Edward T. Swanson, Esq. at (310) 283-1035.

Very truly yours,

REED'S, INC.

By:	/s/ CHRISTOPHER J. REED Christopher J. Reed President and Chief Executive Officer